Exhibit 99.2

Ester Neurosciences Ltd.

Financial information for the year ended 31 December 2006:
Restatement to International Financial Reporting Standards as adopted by the EU

At 31 December 2006

Ester Neurosciences Ltd.
Financial Statements
At 31 December 2006

Introduction

Ester Neurosciences Ltd. is a development stage biopharmaceutical company committed to the discovery and development of novel therapeutic products for the treatment of neurological disorders such as myasthenia gravis, Alzheimer's disease, multiple sclerosis and acute stress reactions as well as the area of inflammatory bowel disease. Ester's unique platform technology is based on the company's breakthrough discoveries relating to cholinergic neuromodulation and its involvement in the diseased state.

The Company is based in Israel and has its registered address at Ackerstein Towers, 11 Hamanofim St., Herzlia Pituach, Israel. Ester Neurosciences Ltd is ultimately controlled by Medica Venture Partners, an Israeli entity.

Ester Neurosciences Ltd currently prepares its primary financial statements under Israeli Generally Accepted Accounting Practice (Israeli GAAP). These financial statements have been restated to IFRS as adopted by the EU. To explain how Ester Neurosciences reported performance and financial position are affected by this change, information previously published under Israeli GAAP is re-stated under IFRS in note 18 to the financial statements.

Transitional arrangements
The rules for first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards”.  A company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS.  IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements.  The standard allows for a number of exemptions to this general principle to assist companies as they transition to reporting under IFRS.  Where Ester Neurosciences Ltd. has taken advantage of these exemptions they are noted in the Company’s IFRS accounting policies set out in the notes to the financial statements.

Overview of impact

	Israeli GAAP	IFRS 2	IFRS	Israeli GAAP	IFRS 2	IFRS
		Share based payments			Share based payments
	31-Dec-06	31-Dec-06	31-Dec-06	31-Dec-05	31-Dec-05	31-Dec-05
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Loss before tax	(888)	(111)	(999)	(1,234)	(289)	(1,523)
Total assets	396	-	396	754	-	754
Total equity and liabilities	396	-	396	754	-	754

The changes in financial information noted above are as a result of Ester Neurosciences Ltd. changing its accounting policies to comply with the requirements of IFRS.  Significant changes in policy, together with associated transitional arrangements are set out in the notes to the financial statements.

The associated tax impact of the above is an increase in unutilized tax losses, which are as yet unrecognized.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ester Neurosciences Ltd.:

We have audited the financial statements of Ester Neurosciences Ltd. for the years ended December 31, 2006 and December 31, 2005 which comprise the balance sheets, the related income statements, the statements of changes in shareholders' equity and cash flow statements.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the accompanying balance sheets, the related income statements, the statements of changes in shareholders' equity and cash flow statements present fairly, in all material respects, the financial position of Ester Neurosciences Ltd. at December 31, 2006 and December 31, 2005 and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 19 to the financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland
4 December 2007

Ester Neurosciences Ltd.
Income Statement

		For the Year Ended 31 December
		2006	2005
	Note	US$’000 US$’000

Revenue		–	–
Research and development	10	(944)	(1,467)
Selling, general and administrative	11	(65)	(73)

Operating loss		(1,009)	(1,540)

Financing income		10	17
Finance expense		–	–

Loss before tax		(999)	(1,523)
Income tax	12	–	–

Loss for the period		(999)	(1,523)

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Balance Sheets

		At 31 December
		2006	2005
	Note	US$’000 US$’000

ASSETS Non-current assets
Property, plant and equipment	5	6	5
Other non-current assets	3	18	9
Total non-current assets		24	14

Current assets
Other current assets	4	174	125
Cash and cash equivalents		198	615
Total current assets		372	740

Total assets		396	754

LIABILITIES
Non-current liabilities
Other non-current liabilities	8	19	9
Total non-current liabilities		19	9

Current liabilities
Trade payables	6	106	203
Accrued expenses and other liabilities	7	109	108
Total current liabilities		215	311

EQUITY
Capital and reserves attributable to equity holders
Share capital	9	7	7
Share premium		9,224	8,608
Share based payment reserve		543	432
Retained losses		(9,612)	(8,613)
Total equity		162	434

Total equity and liabilities		396	754

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Cash flow statements

		For the year ended 31 December
		2006	2005
	Note	US$’000	US$’000

Cash flows from operating activities

Loss before tax		(999)	(1,523)
Adjustments:
Depreciation of property, plant and equipment		3	3
Share based compensation	14	111	289
Interest received		(10)	(17)
Increase in other current assets		(49)	(26)
(Decrease)/increase in current liabilities		(95)	57
Net cash outflow from operating activities		(1,039)	(1,217)

Cash flows from investing activities
Acquisition of property, plant and equipment	5	(4)	(5)
Interest received		10	17
Net cash outflow from investing activities		6	12

Cash flows from financing activities

Proceeds from issue of share capital		616	800
Net cash inflow from financing activities		616	800

Net decrease in cash and cash equivalents		(417)	(405)

Cash and cash equivalents at beginning of the year		615	1,020

Cash and cash equivalents at end of the year		198	615

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Statements of Changes in Shareholders’ Equity

	Share Capital	Share Premium	Share based payment reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2005	7	7,808	143	(7,090)	868
Share issues	–	800	–	–	800
Share based compensation	–	–	289	–	289
Loss for the year	–	–	–	(1,523)	(1,523)

At 31 December 2005 and 1 January 2006	7	8,608	432	(8,613)	434
Share issues	–	616	–	–	616
Share based compensation	–	–	111	–	111
Loss for the year	–	–	–	(999)	(999)
At 31 December 2006	7	9,224	543	(9,612)	162

The accompanying notes are an integral part of the financial statements.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December 2006

Note 1 –	Going concern

The directors have prepared the financial statements on the going concern basis as confirmation has been received from the current investors in the Company that financial support will be provided for a period of at least twelve months from the date of approval of the financial statements, or if earlier, up to the date of disposal of the Company, to enable the Company to continue its operational activities.

Note 2 –	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation
Ester Neurosciences Ltd currently prepares its primary financial statements under Israeli Generally Accepted Accounting Practice (Israeli GAAP). These financial statements are prepared in accordance with IFRS adopted by the EU. To explain how Ester Neurosciences Ltd reported performance and financial position are affected by this change, information previously published under Israeli GAAP is re-stated under IFRS in note 18 to the financial statements.

Functional currency
The functional currency of the Company is the US dollar.

Property, plant and equipment
Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  Depreciation is computed using the straight-line method based on the following estimated useful lives:

Office furniture and equipment        5 years

Subsequent costs are included in an assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Income Statement during the financial period in which they are incurred.

Impairment losses are recognized in the Income Statement. Following the recognition of an impairment loss, the depreciation charge applicable to the asset or cash-generating unit is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the remaining useful life

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December 2006

Advertising costs
Advertising costs are expensed as incurred.

Patent costs
The Company undertakes to protect its intellectual property using patent applications.  Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalized.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Share capital
Ordinary shares
Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from share premium account in equity.

Preferred shares
Preferred share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the company's option. Dividends on preference share capital classified as equity are recognized as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognized in the income statement as interest expense.

Revenue
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, and when there is no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

Employee benefits
Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered.

The Company contributes to a “Manager’s Insurance” scheme which covers termination contributions.  The cost of providing the scheme is expensed as incurred. The Company is required to fund future severance liabilities determined in accordance to Israeli severance pay laws. The Company’s severance liability is funded through insurance policies purchased by the Company. The assets and liabilities of the policies are recorded in other non-current assets and other non-current liabilities.

Share-based compensation
The Company operates an equity-settled, share based compensation plan.  The fair value of the services received in exchange for the grant of the options is recognized as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.  Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.  At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The proceeds received net of any directly attributrable treansction costs are credited to share capital (nominal value) and share premim when the options are exercised.

Provisions and contingencies
A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and can be reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

A contingent liability is disclosed where the existence of the obligation is not yet considered probable as this will only be confirmed by future events, or where the amount of the obligation cannot be estimated reliably.

Finance income
Finance income comprises interest income on funds invested.  Interest income is recognized as it accrues, using the effective interest method.

Taxation
Income tax expense comprises current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Government grants
Amounts received under grant agreements are used to defray specifically qualifying research and development expenditure and are offset against these costs in the financial statements.  Grants relating to categories of operating expenditure are credited to the income statement in the period in which the expenditure to which they relate is charged.

Critical accounting policies and key judgments

Research and development expenditure
The Company undertakes research and development, including clinical trials, to establish and provide evidence of product efficacy.  The Company enters into contracts with Clinical Research Organizations to conduct these trials on our behalf.  These contracts will run for the life of the trial which invariably will exceed twelve months.  It is Ester's policy to expense clinical trial costs as incurred rather than capitalizing these costs, unless the criteria for recognition of an internally generated intangible asset are met.  Costs are expensesd to the income statement on a systematic basis over the estimated life of the trials to ensure costs charged reflect the research and development activity performed. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled: completing the asset so it will be available for use or sale is technically feasible, management intends to complete the intangible asset and use or sell it, an ability to use or sell the intangible asset, it can be demonstrated how the intangible asset will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Foreign currency
Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement.  Non-monetary assets and liabilities are recorded at the exchange rate at the date of transaction.

The US dollar is the Company's functional currency.  A percentage of our expenses, assets and liabilities are denominated in currencies other than our functional currency.  Fluctuations in exchange rates may have a material adverse effect on our results of operations.  We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.

Note 3 –	Other non-current assets

	At 31 December
	2006	2005
	US$’000 US$’000

Manager’s Insurance Scheme – funded amount	18	9

The Company funds future severance liabilities as determined in accordance with Israeli severance pay laws through insurance policies purchased by the company. Under Israeli severance pay laws, employees that are employed for over one year are entitled to one month’s salary for each year of employment or a portion thereof. The assets of the policies are recorded above.

Note 4  –  Other current assets

	At 31 December
	2006	2005
	US$’000 US$’000

VAT recoverable	151	97
Prepayments	11	28
Other debtors	10	–
Related parties (see note 13)	2	–
	174	125

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

Note 5 –	Property, plant and equipment

Office Furniture and Equipment
US$’000

Cost
At 1 January, 2005	14
Additions during the year	5
At 31 December 2005 and 1 January 2006	19
Additions during the year	4
At 31 December 2006	23

Accumulated Depreciation
At 1 January, 2005	11
Depreciation during the year	3
At 31 December, 2005 and 1 January 2006	14
Depreciation during the year	3
At 31 December 2006	17

Net book value

At 31 December, 2006	6

At 31 December, 2005	5

Note 6  –Trade payables

	At 31 December
	2006	2005
	US$’000

Trade payables	106	203

Note 7  –   Accrued expenses and other liabilities

	At 31 December
	2006	2005
	US$’000 US$’000

Accrued expenses	84	77
Government institutions	5	7
Employees and salary-related expenses	13	16
Related parties (see note 13)	7	8
	109	108

Note 8  –   Other non-current liabilities

Liabilities for employee severance pay	19	9

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

The Company funds future severance liabilities as determined in accordance with Israeli severance pay laws through insurance policies purchased by the company. Under Israeli severance pay laws, employees that are employed for over one year are entitled to one month’s salary for each year of employment or a portion thereof. The liabilities of the policies are recorded above.

Note 9 –	Share Capital

A.	Composition of Share Capital

	31 December 2006		31 December 2005
	Authorized	Issued and Paid-Up	Authorized	Issued and Paid-Up
	Number of Shares		Number of Shares

Ordinary shares of NIS 0.01 par value each	3,098,557	1,320,264	2,872,581	1,320,264

Preferred “Class A” shares of NIS 0.01 par value each	458,698	440,526	458,698	440,526

Preferred “Class B” shares of NIS 0.01 par value each	1,121,145	1,011,013	906,521	900,881

B.	Issuance of Shares

1.
During October 2000, the Company issued 15,566 warrants to some of its shareholders. The exercise price per warrant is $5.30 (in February 2003, the number of warrants was updated to 18,172 and the exercise price per warrant was updated to $4.54). The warrants may be exercised for shares up to the occurrence of one of the following events:

A.	An issuance on the stock exchange.
B.	A sale of most of the Company’s assets.
C.	Merger or a sale of most of the Company’s shares to a third party.

2.
On 17 August 2002, the Company issued 33,000 options to a consultant at an exercise price of $2.27 per option, which was later reduced to $0.10 on 4 May 2003.  The Company also issued 2,640 options to a consultant at an exercise price of $5.30 per option, which was reduced to $2.65 on 4 May 2003.

3.	On 4 May, 2003, the Company issued 55,000 options to a director at an exercise price of NIS 1 per share, and 30,000 options at an exercise price of $2.65 per share.

4.
On 4 May 2003, the Company issued 5,000 options to an employee at an exercise price of $2.65 per share. The employee left employment and the options lapsed. The employee subsequently rejoined the Company on 24 April 2006 and the options were reinstated at an exercise price of $2.65 per share and vested on 24 April 2007.

5.	On 22 December, 2005, the Company’s Board of Directors approved issuance of 52,660 options to a former employee at an exercise price of $2.27 per share.

6.
On 22 May, 2006, the Company issued 20,000 options to the Company’s General Manager at an exercise price equivalent to $3.40 per share. After completion of the General Manager’s employment with the Company on 4 February, 2007, 6,666 options vested, 6,666 options remained in the hands of the former General Manager and 6,667 options expired. The options may not be exercised prior to the occurrence of the earlier of the following: (A) the passage of seven years from the issuance date of the options; (B) an issuance of the Company’s shares on the stock exchange; (C) a sale of all or most of the Company’s assets; or (D) merger or other structural change of the Company as a result of which the control over the Company is changed. Subject to that stated above, the options may be exercised up to no later than ten years from their issuance date.

7.	At 31 December 2006 there wre 25,550 preferred "Class B" shares paid at a price of $4.54 but not issued until January 2007.

8.	In January 2007, the Company raised $384,000 by issuing 84,582 preferred 'Class B" shares at $4.54 per share.

9.	In September 2007, the Company increased the authorized preferred "Class B" share capital by 220,264 to 1,341,409. Also in September, the Company raised $500,000 by issuing 110,132 preferred "Class B" shares and $4.54 per share.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

C.	Preferred shares

Holders of preferred shares rank in pari passu with the ordinary shares with regard to entitlement to dividends and the Company’s residual assets. The preferred shares confer on the holders thereof all rights accruing to holders of ordinary shares of the Company (except those specifically reserved to holders of ordinary shares). In addition preferred shares have certain veto rights. Preferred “class B” shares rank in pari passu with the preferred “class A” shares with regard to the entitlement to dividends and the Company’s residual assets.  Preferred shares are convertible into ordinary shares at the option of the holder.  If declared by the Company and sufficient funds available, holders of preferred shares are entitled to dividends at an amount equal to 6% of the original issue price.

Note 10 –	Research and development expenses

	For the Year Ended 31 December
	2006	2005
	US$’000 US$’000

Research expenses	601	882
Share based compensation	111	289
Consulting and professional services	211	278
Overseas travel	21	18
	944	1,467

Note 11–	Selling, general and administration expenses

	For the Year Ended 31 December
	2006	2005
	US$’000 US$’000

Professional services	42	42
Depreciation expenses	3	3
Offices expenses	25	34
Foreign exchange	(5)	(6)
	65	73

Note 12–	Taxes on Income

A.	The Company is subject to the Income Tax Law (Adjustments for Inflation), 1985.

B.	The Company has not received final tax assessments since the date it was established.

C.
The Company has losses for tax purposes that may be carried forward to future years, in   the amount of approximately $8.3 million (2005: approximately $7.0 million). A deferred tax asset has not been recognized as it is not probable that future taxable profits will be available against which the unutilized tax assets could be utilized.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

At 31 December
	2006	2005
US$’000 US$’000

Tax on loss on operating activities	–	–
Deferred tax charge/(credit)	–	–

Total tax charge/(credit)	–	–

Note 13–  Related Parties

	At 31 December
	2006	2005
	US$’000 US$’000

Balances

Other receivables and debit balances	2	–

Other payables and credit balances	7	8

	For the Year Ended 31 December
	2006	2005
	US$’000 US$’000

Transactions

Research and development expenses	110	153

General and administrative expenses	32	32

On 1 March 2000 Ester Neurosciences Ltd entered into a Professional Services Agreement, whereby Medica would provide office space and administration support. Ester Neurosciences Ltd is billed on a monthly basis for this service and the total cost for 2006 was $32,000 (2005: $32,000). Also under this agreement, Prof. Eli Hazum, a director of the Company and a partner in Medica Venture Partners, provides services to Ester’s research and development plan. Ester contributes to the salary of Prof. Eli Hazum. The total cost for this in 2006 was $110,000 (2005: $153,000). No other directors received compensation for the years ended 31 December 2006 and 2005. All the above transactions were conducted at an arms length basis.

Note 14–	Financial instruments

The Company has available financial instruments including preference shares, cash and other liquid resources, and various items, such as trade debtors, trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Company’s operations.

The main risks arising from the Company’s financial instruments are liquidity risk, credit risk and foreign currency risk. It has been, and continues to be, the policy of the Board to minimize the exposure of the Company to these risks.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

The balance sheet positions at 31 December 2006 and 2005 may not be representative of the position throughout the period as cash and shares fluctuate considerably depending on when fund-raising activities have occurred.

Liquidity risk

The Company has historically financed its operations through a number of equity finances. More recently, Ester Neurosciences Ltd has raised finance by offerings of ordinary and preference shares.

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings.

Foreign currency risk

The US dollar is the Company's functional currency.  A percentage of our expenses, assets and liabilities are denominated in currencies other than our functional currency.  Fluctuations in exchange rates may have a material adverse effect on our results of operations.  We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.

Note 15–                      Contingent liabilities and commitments

Bird grant
In 2004 the Company received a grant from the Bird Fund for a development project. If the project becomes economically viable and the product is sold, the Company will be required to repay 150% of the grant as follows: 5% of the sales until 150% of the grant is repaid. As at the date of the financial statements, the total amount of the grant received is approximately $266,000, all of which was received in 2004. The Company does not expect to receive any further grants from the Bird Fund in relation to this development project.

Yissum license agreement
In 1997 Medica, the Company’s controlling entity, entered into a research and licensing agreement with Yissum Research and Development Company of The Hebrew University in Jerusalem (“Yissum”) whereby rights to make commercial use of the know-how and research results on a certain product were licensed to Ester Neurosciences Ltd. Under the license agreement, Yissum are responsible for the prosecution and maintenance of the patents relating to the territories, with the related costs payable by Ester Neurosciences Ltd. In return for the rights granted to it, Ester Neurosciences Ltd will make royalty payments of 7% of net sales to Yissum if revenue is generated.

Note 16–	Share based compensation expense

The Company grants share options under the Ester Neuroscience Ltd. 2002 Stock Option Plan.  The options are granted at fixed prices on the date of grant. Further grants of share options on similar terms were made to employees and non-employee directors during the year ended 31 December 2006. The operating loss includes a non-cash charge of $111,000 for the year ended 31 December 2006 in respect of share-based compensation.

The corresponding figure for the year ended 31 December 2005 is $289,000. These amounts are recognized in research and development expenses. The decrease in the charge is due to more options having been granted in the 12 months ended 31 December 2005. The adoption of IFRS 2 has no impact on the net assets of the Company.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

The weighted average fair value of options granted during the year ended 31 December 2006 and 2005 were $2.97 and $3.90, respectively.

A summary of the status of the Company’s non-vested options as of 31 December 2006 and changes during the year ended 31 December 2006, is presented below:

	Options	Weighted average grant date fair value
		$
Non-vested at January 1 2006	85,000		4.07
Granted	25,000		2.97
Vested	(36,667)		3.39
Non-vested at 31 December 2006	73,333		4.03

Employee stock options vest over various service periods. Employee stock options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on average historic volatility of a number of comparative companies. This is based on analysis of weekly price changes over a four year measurement period from the year ended, 31 December 2006. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant.

The following assumptions were used to estimate the fair values of options granted:

	Year ended 31 December 2006 $’000 Unaudited	Year ended 31 December 2005 $’000 Unaudited
Risk free interest rate (percentage)	5.0	4.5
Expected life (in years)	3.8	9.9
Volatility (percentage)	75%	75%
Expected forfeiture rate (percentage)	0%	0%
Dividend yield	-	-
Forced exercised rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

Note 17–	Post balance sheet events

There were no material events that occurred after the balance sheet date.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December, 2006

Note 18–	Reconciliations on transition to IFRS

As stated in Note 2, the Company’s financial statements have been restated in accordance with the recognition and measurement principles of IFRS. The accounting policies set out in Note 2 have been applied in preparing the financial statements for the years ended 31 December 2006 and 2005.

The following reconciliations provide a quantification of the effect of the transition to IFRS on:

(i)        Opening balance sheet at 1 January 2005
(ii)       Balance sheet at 31 December 2005
(iii)      Income statement for the year ended 31 December 2005
(iv)      Balance sheet at 31 December 2006
(v)       Income statement for the year ended 31 December 2006
(vi)      Explanatory notes

				(i)
Ester Neuroscience Ltd.
Reconciliation of equity as at 1 January 2005

	Previously reported under Israeli GAAP	IFRS 2 Share Based Payments	Cumulative effect of Transition to IFRS at 1 January 2005	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000
		Note 1
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	3	-	-	3
Non-current assets	6	-	-	6
Total non-current assets	9	-	-	9

Current assets
Other current assets	99	-	-	99
Cash and cash equivalents	1,020	-	-	1,020
Total current assets	1,119	-	-	1,119

Total assets	1,128	-	-	1,128

LIABILITIES
Non-current liabilities
Other non-current liabilities	9	-	-	9
Total non-current liabilities	9	-	-	9

Current liabilities
Trade payables	144	-	-	144
Accrued expenses and other liabilities	107	-	-	107
Total current liabilities	251	-	-	251

EQUITY
Capital and reserves attributable to equity holders
Share capital	7	-	-	7
Share premium	7,808	-	-	7,808
Share based payments reserve	-	143	143	143
Retained losses	(6,947)	(143)	(143)	(7,090)
Total equity	868	-	-	868

Total equity and liabilities	1,128	-	-	1,128

					(ii)
Ester Neuroscience Ltd.
Reconciliation of equity as at 31 December 2005

	Previously reported under Israeli GAAP	Total opening adjustment at 1 Jan 05	IFRS 2 Share Based Payments	Cumulative effect of Transition to IFRS at 31 Dec 05	As stated under I FRS
	US$'000	US$'000	US$'000	US$'000	US$'000
			Note 1
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	5	-	-	-	5
Other non-current assets	9	-	-	-	9
Total non-current assets	14	-	-	-	14

Current assets
Other current assets	125	-	-	-	125
Cash and cash equivalents	615	-	-	-	615
Total current assets	740	-	-	-	740

Total assets	754	-	-	-	754

LIABILITIES
Non-current liabilities
Other non-current liabilities	9	-	-	-	9
Total non-current liabilities	9	-	-	-	9

Current liabilities
Trade payables	203	-	-	-	203
Accrued expenses and other liabilities	108	-	-	-	108
Total liabilities	311	-	-	-	311

EQUITY
Capital and reserves attributable to equity holders
Share capital	7	-	-	-	7
Share premium	8,608	-	-	-	8,608
Share based payment reserve	-	143	289	432	432
Retained losses	(8,181)	(143)	(289)	(432)	(8,613)
Total equity	434	-	-	-	434

Total equity and liabilities	754	-	-	-	754

				(iii)
Ester Neuroscience Ltd.
Reconciliation of loss for the year ended 31 December 2005

	Previously reported under Israeli GAAP	IFRS 2 Share Based Payments	Cumulative effect of Transition to IFRS in the year	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000
		Note 1

Revenue	-	-	-	-
Research & development	(1,178)	(289)	(289)	(1,467)
Selling, general & administrative	(73)	-	-	(73)

Operating loss	(1,251)	(289)	(289)	(1,540)
Finance income	17	-	-	17
Finance expense	-	-	-	-

Loss before tax	(1,234)	(289)	(289)	(1,523)
Income tax	-	-	-	-

Loss for the period	(1,234)	(289)	(289)	(1,523)

					(iv)
Ester Neuroscience Ltd.
Reconciliation of equity as at 31 December 2006

	Previously reported under Israeli GAAP	Total opening adjustment at 1 Jan 06	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS at 31 Dec 06	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000
			Note 1
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	6	-	-	-	6
Other non-current assets	18			-	18
Total non-current assets	24	-	-	-	24

Current assets
Other current assets	174	-	-	-	174
Cash and cash equivalents	198	-	-	-	198
Total current assets	372	-	-	-	372

Total assets	396	-	-	-	396

LIABILITIES
Non-current liabilities
Other non-current liabilities	19	-	-	-	19
Total non-current liabilities	19	-	-	-	19

Current liabilities
Trade payables	106	-	-	-	106
Accrued expenses and other liabilities	109	-	-	-	109
Total liabilities	215	-	-	-	215

EQUITY
Capital and reserves attributable to equity holders
Share capital	7	-	-	-	7
Share premium	9,224	-	-	-	9,224
Share based payment reserve	-	432	111	543	543
Retained losses	(9,069)	(432)	(111)	(543)	(9,612)
Total equity	162	-	-	-	162

Total equity and liabilities	396	-	-	-	396

				(v)
Ester Neuroscience Ltd.
Reconciliation of loss for the year ended 31 December 2006

	Previously reported under Israeli GAAP	IFRS 2 Share based payments	Cumulative effect of Transition to IFRS in the year	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000
		Note 1

Revenue	-	-	-	-
Research & development	(833)	(111)	(111)	(944)
Selling, general & administrative	(65)	-	-	(65)

Operating loss	(898)	(111)	(111)	(1,009)
Finance income	10	-	-	10
Finance expense	-	-	-	-

Loss before tax	(888)	(111)	(111)	(999)
Income tax	-	-	-	-

Loss for the period	(888)	(111)	(111)	(999)

(vi)

Explanatory notes

Note 1: Share based compensation expense
The financial statements have been adjusted to take into account the effects of IFRS 2 “Share based payments”. The Company grants share options under the Ester Neurosciences Ltd 2002 Stock Option Plan. The adoption of IFRS gives rise to an increase in the amount of $111,000 and $289,000 of operating losses for the years ended 31 December 2006 and 31 December 2005 respectively with the corresponding amount booked to a newly established share based compensation reserve in equity.

For 2004 and prior years, IFRS 2 gives rise to an increase in the amount of $143,000 of operating loss, with the corresponding amount booked to share based compensation reserve in equity.

Ester Neurosciences Ltd.
Notes to the Financial Statements
At 31 December 2006

Note 19–	Reconciliation from IFRS to US GAAP
	For the Year Ended 31 December
	2006	2005
	US$’000 US$’000

Net loss in accordance with IFRS	(999)	(1,523)
Adjustments	–	–

Net (loss) as adjusted to US GAAP	(999)	(1,523)

	For the Year Ended 31 December
	2006	2005
	US$’000 US$’000

Shareholders equity in accordance with IFRS	162	434
Adjustments	–	–

Shareholders equity as adjusted to US GAAP	162	434

Share based compensation

Under U.S. GAAP, the Company adopted SFAS No.123R “Share-Based Payment”, using the modified-prospective transition method, effective 1 January 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to 31 December  2005 over their requisite service periods.  Prior to 1 January 2006, the Company accounted for stock options under SFAS 123 "Accounting for Stock-Based Compensation" and expensed the fair value of the options over the vesting period from the grant date.

Note 20 –	Approval of financial statements

These IFRS financial statements were approved by the directors on 4 December 2007.